Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT In accordance with paragraph 4 of Article 157 of Law No. 6,404/1976 and CVM Resolution No. 44/21, Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Fact disclosed on May 11, 2017 and in accordance with the Announcement to the Market disclosed on November 08, 2021, after obtaining the required approvals, it acquired, as of today, for approximately R$ 8 billion, an equity interest of 11.36% in the total capital of XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq, as provided for in the Stock Purchase Agreement and Other Covenants, entered into on May 11, 2017. Itaú Unibanco clarifies that this transaction does not cause any change in the corporate governance of XP Inc. Additionally, this operation is not expected to have any significant impact on the Company’s current fiscal year results. São Paulo (SP), April 29, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence